FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.  Name and Address of Company

ACCELRATE POWER SYSTEMS INC.

(the “Company”)

Suite 1370, 1140 West Pender Street

Vancouver, B.C.

V6E 4G1

Item 2.  Date of Material Change

October 13, 2005

Item 3.  Press Release

Date of Issuance:

October 14, 2005

Place of Issuance:

Vancouver, British Columbia

Item 4.  Summary of Material Change

On October 14, 2005 the Company announced that it had amended its unaudited interim financial results for the three months ended March 31, 2005 and the six months ended June 30, 2005.

Item 5.  Full Description of Material Change

The Company’s interim consolidated financial statements for the three months ended March 31, 2005 and the six months ended June 30, 2005 were amended following an accounting review performed by new in-house financial personnel.  The changes relate primarily to transactions not previously recorded pursuant to a License and Private Label Agreement signed with Hawker Powersource, which has led the Company to the commercialization stage.  The net effect of these transactions on the interim consolidated financial statements for the three months ended March 31, 2005 are a revised net loss of $250,401 (compared to $259,418) with no change in the net loss per share of $0.01 per share.  The net effect of these transactions on the interim consolidated financial statements for the six months ended June 30, 2005 are a revised net loss of $841,597 (compared to $790,677) and a revised net loss per share of $.04 (compared to $.03).

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officers

For further information contact:

Mr. Reimar Koch, President and CEO

Tel:  604.688.8656

Item 9.  Date of Report

DATED at Vancouver, British Columbia this 14th day of October, 2005.

ACCELRATE POWER SYSTEMS INC.

Per:

“Reimar Koch”

(Authorized Signatory)

Reimar Koch, President and CEO

(Print Name and Title)